COMMENTS RECEIVED ON 05/06/2019

FROM EDWARD BARTZ

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)

Fidelity Flex Large Cap Value II Fund

POST-EFFECTIVE AMENDMENT NO. 129

1.

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinion for the new series with the next amendment.

2.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests the inclusion of the market cap range for the Russell 1000® Value Index and the S&P 500® Index as of a recent date.

R:

We believe that the current definition of market capitalization, which refers to the Russell 1000® Value Index and the S&P 500® Index, is reasonable and consistent with the Staff’s interpretation of Rule 35d−1. The Staﬀ has indicated that an investment company may use “any reasonable definition” to define a fund’s capitalization range, and may consider industry indices for that purpose (Frequently Asked Questions About Rule 35d−1 (Investment Company Names FAQ)). As the capitalization range of an index varies over time, we believe it is more appropriate to identify a well−publicized index by name rather than giving a snap shot of the capitalization.

3.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we provide a clear discussion of the fund’s principal strategy of investing in value stocks since “value” is in the fund’s name.

R:

We believe that the fund’s value strategy, as discussed throughout the prospectus, adequately captures the manager’s process in this regard. Accordingly, we have not modified the disclosure.

4.

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff questions whether the fund will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Although the fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the fund. As a result, the fund believes that the current strategy and risk disclosure is appropriate.

5.

“Investment Details” (prospectus)

“Principal Investment Strategies”

“Geode will invest in securities of issuers that are not part of the Russell 1000 Value Index. Geode considers the fund's security, industry, and market capitalization weightings relative to the index. In buying and selling securities for the fund, Geode seeks to outperform the Russell 1000 Value Index by, in general, quantitatively evaluating factors such as historical valuation, growth, profitability, and other factors. The portfolio managers incorporate these analyses using a proprietary program to construct the optimal portfolio holdings and further manage benchmark relative risks. The portfolio managers will generally attempt to overweight securities with positive characteristics identified in the evaluation process and underweight securities with negative characteristics.”

C:

The Staff requests that if the fund will also invest in securities that are part of the Russell 1000 Value Index, we clarify that the fund will invest in securities regardless of whether they are part of the Russell 1000 Value Index.

R:

The disclosure will be revised accordingly:

“Geode will also invest in securities of issuers that are not part of the Russell 1000 Value Index….”

6.

“Investment Details” (prospectus)

“Other Investment Strategies”

“In addition to the principal investment strategies discussed above, the Adviser may invest in companies that it believes are undervalued in the marketplace in relation to factors such as the company’s assets, sales, earnings, growth potential, or cash flow, or in relation to securities of other companies in the same industry. Companies with these characteristics tend to have lower than average price/book (P/B), price/sales (P/S), or price/earnings (P/E) ratios. The stocks of these companies are often called “value” stocks.”

C:

The Staff questions why this is described as an “other investment strategy” for a value fund and not a principal investment strategy.

R:

The strategy has been disclosed as an “other investment strategy” for this fund because its role in the day-to-day management of the fund is not a principal strategy and is subordinated to the quantitative index-related strategy used by Geode, the fund’s sub-adviser, which is described in the Fund Summary and Principal Investment Strategies of Investment Details Section.

7.

“Investment Details” (prospectus)

“Other Investment Strategies”

“When employing the strategy above, the Adviser will allocate the fund’s assets across different market sectors, using different Fidelity managers to handle investments within each sector and expects that the fund’s sector allocations will approximate the sector weightings of the Russell 1000® Value Index. While the Adviser may overweight or underweight one or more sectors from time to time, the Adviser expects the returns of the fund to be driven primarily by the security selections of the managers of each sector.”

C:

The Staff requests that if the fund will concentrate to the same extent as the Russell 1000 Value Index, we disclose and revise the current concentration policy to reflect that fact.

R:

The Fund will not concentrate in any industry. As a result, the fund believes its existing disclosure is appropriate.

8.

“Investment Details” (prospectus)

“Other Investment Strategies”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of each fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for each fund’s name test, each fund confirms that, at this time, each fund is not expected to count derivatives toward its 80% policy. Each fund also confirms that, to the extent that it counts derivatives toward its 80% policy, each fund would value its derivatives positions using their mark to market values.